N E W S R E L E A S E

October 6, 2011

Nevsun Q3 Operating Highlights

HIGHLIGHTS

  110,000 ounces produced in Q3
  278,000 ounces produced year-to-date
  Cash balance US $226 million

Nevsun Resources Ltd. (TSX: NSU / NYSE Amex: NSU) is pleased to announce strong production results of 110,000 ounces of gold for the quarter ending September 30, 2011. Year-to-date the Bisha Mine in Eritrea has produced 278,000 ounces of gold, including 41,000 ounces during the commissioning phase early this year. Cash increased to US $226 million at September 30, 2011.

	Q1 2011	Q2 2011	Q3 2011	YTD 2011
Tonnes milled	461,000	444,000	446,000	1,351,000
Recovery, % of gold	88%	89%	88%	88%
Gold ounces produced	75,000	93,000	110,000	278,000

The Bisha Mine continues to operate in excess of plan for mill gold recovery and increased the rate of gold production during Q3 to approximately 1,200 ounces per day. The rainy season in Eritrea at the Bisha Site has had no material impact on operations. As at September 30, the Company was waiting on settlement of sales of approximately 24,000 ounces of gold.

Cliff Davis, Nevsun CEO commented, "Bisha's smooth start-up earlier this year and the continuing impeccable production track record is a testament to the team at Bisha and our partnership with the Eritrean State mining company, ENAMCO. The strong cash generation from the project will eventually be recognized in the market."

Bisha started civil works in preparation for construction of the second phase copper plant in June. The development drill programs that are expected to significantly increase Bisha mineral reserves continue with Phase 2 of the hanging wall copper zone currently underway. Assay results from the Bisha Main infill drilling are expected later this month.

Nevsun plans to release its full Q3 results on November 14, 2011 with a conference call following on November 15th.

Forward Looking Statements: The above contains forward-looking statements regarding the Q3 operating highlights, release of Q3 financials and drilling programs results. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimated," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company. The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com